Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES THE IMMEDIATE RETIREMENT OF CAN$10 MILLION DEBENTURE

MONTREAL, Quebec, Canada, September 24, 2012 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”) is pleased to announce the early retirement, without penalty, of the CAN$10 million debenture held by Mr. Bob Buchan and two members of his immediate family. The retirement is effective immediately.

Mr. Paul Carmel, President and CEO of Richmont Mines commented: “I am very pleased to say that with the immediate retirement of this debenture, Richmont will have practically no long-term debt. This fact, along with the Corporation’s CAN$36 million of cash and tight capital structure of only 33.6 million shares outstanding, provide Richmont with a very solid foundation upon which to grow to its targeted goal of becoming an intermediate gold producer.”

As a result of the retirement of the debenture, Mr. Buchan will be leaving Richmont’s Board of Directors, effective immediately. In addition, Mr. Sidney Horn will be stepping down as a member of the Corporation’s Board, but will remain in his role as Corporate Secretary. These changes reflect Richmont’s plan to streamline and reduce the size of its Board of Directors.

Mr. Carmel continued: “I would like to thank Mr. Buchan and Mr. Horn for their contributions to Richmont. The Corporation's management team is focused on delivering on our growth strategy and continuing to lay the foundation for increased shareholder value in the future while maintaining our strong financial position and conservative share count.”

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and has recently brought the Francoeur Mine into commercial production. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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